May 8, 2023

Karen Rossotto, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	MBC Total Private Markets Access Fund (the “Fund”)

File Nos. 811-23839, 333-269531

Dear Ms. Rossotto:

This letter responds to comments provided on behalf of the Staff of the Securities and Exchange Commission on February 10, 2023 regarding the registration statement on Form N-2 filed on behalf of the Fund. The responses follow the same numbering sequence as in the comment letter; and each response summarizes the comment followed by a response. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

Accompanying this letter is pre-effective amendment no. 1 to the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

General Comments

1.	Comment: Certain portions of the registration statement are incomplete.

Response: The Fund will complete the information, including a full financial review, in a subsequent pre-effective amendment filing, and undertakes to address any further comments from the Staff.

2.	Comment: In addition to the Fund’s current applications for exemptive orders, please advise if the Fund intends to submit any additional exemptive applications or a no-action request in connection with the registration statement.

Response: The Fund has not applied for or requested, and does not currently intend to apply for or request, additional exemptive relief or no-action relief, but may determine to request such relief in the future if the Fund deems it necessary or appropriate. The Fund will update the Staff on the status of its pending exemptive applications as noteworthy developments occur with respect to such applications.

Please note that in connection with Fund’s Multi-class application the Commission has issued an order (IC-34905, May 2, 2023) granting the application.

3.	Comment: Please confirm that the Fund does not intend to issue debt securities or preferred shares within a year from the effective date of the registration statement.

Response: The Fund so confirms.

4.	Comment: Please tell us if you have presented or will present any “test the waters” materials to potential investors in connection with this offering. If so, please provide us with copies of such materials.

Response: The Fund has not presented and will not present any "test the waters" materials to potential investors in connection with this offering.

5.	Comment: Please provide the name of the Fund's independent registered public accounting firm in correspondence.

Response: The Fund will identify its independent registered public accounting firm in a future pre-effective amendment filing once approved by its board. If a subsequent pre-effective filing is made before an independent registered public accounting firm is approved by the Fund’s Board but after a firm is expected to be selected, the Fund will provide the firm’s name in correspondence accompanying such filing.

6.	Comment: The disclosure indicates that investors’ money will be held by the custodian pending monthly closing with interest credited to the Fund. Please clarify: (1) whether investors will be able to withdraw their money from the custodial account prior to acceptance and, if so, whether they will receive interest; (2) whether the Fund will have control or access to this money prior to closing; and (3) whether the money will be entirely invested in cash.

Response: Disclosure has been added to Purchasing Shares to the effect that:

1)	Prior to acceptance, investors will be able to withdraw their money from the custodial account but will not receive interest. Interest will be credited to the Fund to offset general custodial and administrative fees incurred by the Fund.
2)	After acceptance and prior to closing, the Fund will not have access to funds held in the custodial account.
3)	The money will be invested entirely in cash and short-term money market instruments.

Prospectus

Prospectus Cover

7.	Comment: On page 2, please uncheck the box indicating “It is proposed that this filing will become effective when declared effective pursuant to Section 8(c) of the Securities Act.”

Response: The requested change has been made.

8.	Comment: The table on page 3 suggests that the proceeds to the Fund will be reduced by Sales Charges; however, the disclosure elsewhere suggests that Class R investors will pay the Sales Charge. Please reconcile throughout for consistency.

Response: The Fund confirms that Class R investors will pay the Sales Charge and that proceeds received by the Fund will be net of the Sales Charges. The registration statement has been reconciled for consistency.

9.	Comment: On page 3, the disclosure states the Fund may gain access to private assets through “(iv) investments in listed private equity companies, funds (including business development companies (“BDCs”)) or other vehicles [emphasis added].” Please clarify in the disclosure the types of “funds” that are referred to here and also what “other vehicles” are.

Response: The types of funds and other vehicles have been clarified in the disclosure.

10.	Comment: Please disclose on the Cover the Fund’s principal strategies that are speculative (e.g., use of leverage, investment in early stage/distressed companies, high-yield debt) and include a cross-reference to the disclosure regarding the risks associated with these strategies. See Form N-2, Item 1.1.j. and the Guidelines to Form N-2, Guide 6.

Response: The Fund’s principal strategies do not include investment in early stage/distressed companies, high-yield debt and foreign securities, including emerging market securities. Consequently, such disclosure has not been added.

The Fund may utilize leverage as permitted under the Investment Company Act. Disclosure of the Fund’s limited use of borrowing over the short term has been added to the Summary, Investment Objective and Strategies, and Investment Objective and Strategies.

11.	Comment: On page 4, in “(3)”, the disclosure indicates that the Fund’s offering costs may be borne by the Adviser. If the Adviser may recoup these costs, disclose so here or at an appropriate place within the registration statement.

Response: Disclosure has been added to (3) that the advanced offering costs are subject to recoupment by the Adviser. Also, “, whether borne by Seneca Management, LLC (the “Adviser”) or the Fund,” in the next sentence in (3) has been deleted.

12.	Comment: On page 4, the disclosure states “If you purchase Shares of the Fund, you will become bound by the terms and conditions of the Agreement and Declaration of Trust”. Please provide a cross-reference here to the Summary of the Agreement and Declaration of Trust on page 80.

Response: A cross-reference to the “Summary of the Agreement and Declaration of Trust” has been added.

13.	Comment: With respect to Fund distributions, please disclose the below as additional bolded bullets on the Cover, as appropriate:

•	The amount of distributions that the Fund may pay, if any, is uncertain.

•	The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as offering proceeds, borrowings, and amounts from the Fund’s affiliates that are subject to repayment by investors.

•	The Fund’s distributions may be funded from unlimited amounts of offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to the Fund for investment. Any capital returned to Shareholders through distributions will be distributed after payment of fees and expenses.

•	A return of capital to Shareholders is a return of a portion of their original investment in the Fund, thereby reducing the tax basis of their investment. As a result from such reduction in tax basis, Shareholders may be subject to tax in connection with the sale of Shares, even if such Shares are sold at a loss relative to the Shareholder’s original investment.

Response: The Fund does not intend to make distributions from sources other than income and gains, so disclosure regarding the second and third bullets has not been added. With respect to the first and fourth bullets, while the body of the prospectus contains disclosure addressing those items, the Fund’s investment objective is long-term capital appreciation and income generation is not a principal strategy or investment objective of the Fund. Accordingly, the Fund does not believe these risks are important enough to be included on the Cover.

14.	Comment: Please confirm that the bolded bullets on the Cover will also appear immediately above the signature line on the account registration form or subscription agreement used by investors to purchase Fund Shares. As you are not an interval fund, please include a statement here indicating that the Fund is not obligated to repurchase Shares from investors. Later, when discussing your quarterly share repurchases, affirmatively state that you are not an interval fund and explain the implications for investors.

Response: The Fund so confirms.

Disclosure regarding that the Fund is not obligated to repurchase Shares has been added to the prospectus cover, Closed-End Fund; Liquidity Limited to Periodic Repurchases of Shares, and to Periodic Repurchases, as well as an affirmative statement that the Fund is not an interval fund to Periodic Repurchases.

Summary

15.	Comment: In several instances the Summary repeats itself or Cover Page information. For example, information about the Adviser is disclosed on page 8 and again on page 10. Please review to ensure the Summary is concise and avoids unnecessary duplication.

Response: The disclosure has been made more concise.

Investment Objective and Strategies (page 8)

16.	Comment: The disclosure in the first paragraph states “The Fund will invest primarily in an actively managed portfolio of private equity investments [emphasis added].” The disclosure in the first line of the following paragraph states “The Fund’s investments…will include direct investments in the equity or debt of a company [emphasis added].” As debt, or Direct Credit Investments, are referred to throughout the registration statement, please consider if stating the Fund will “primarily” invest in private equity is accurate. If not, please revise.

Response: Disclosure that the Fund’s investments in debt and Direct Credit Investments, under normal market conditions, will generally be limited to 20% or less of the Fund’s total assets at time of purchase has been added to Summary, Investment Objective and Strategies and Investment Objective and Strategies.

17.	Comment: The disclosure in the second paragraph of this section states “Fund Investments will include secondary purchases of Portfolio Funds and other private assets.” Please explain what “secondary purchases” are.

Response: An explanation of secondary purchases has been added to the description of “Secondary Investments” to the Summary, Investment Objective and Strategies, and to Investment Objective and Strategies, Investment Strategies.

18.	Comment: In the second paragraph, the sentence beginning “As opposed to multiple individual investments, programmatic investment relationships…” Please break up this sentence to explain in plain English what programmatic investment relationships are.

Response: The references to programmatic investment relationship has been deleted.

19.	Comment: In the penultimate sentence of this paragraph, the disclosure states “The Fund may make investments through wholly-owned Subsidiaries.” Regarding the Fund’s use of wholly- owned Subsidiaries, we have the following comments:

a.	Disclose that the Fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) on an aggregate basis with each Subsidiary.

b.	Disclose that the Fund complies with the provisions of the Investment Company Act governing capital structure and leverage (Section 18) on an aggregate basis with each Subsidiary so that the fund treats the Subsidiary’s debt as its own for purposes of Section 18.

c.	Disclose that any investment adviser to a Subsidiary complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Fund under Section 2(a)(20) of the Investment Company Act. Any investment advisory agreement between a Subsidiary and its investment adviser should be included as an exhibit to the registration statement.

d.	Disclose that each Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of each Subsidiary, if any.

e.	Disclose any of a Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a fund that invests in a subsidiary should reflect aggregate operations of the fund and the subsidiary.

Response: The requested disclosure for Comment 19 a.-e.-has been added. As to c., any investment advisory agreement with a Subsidiary will be included as an exhibit to the registration statement. As to d., the Fund will identify the custodian of each Subsidiary at the appropriate time. The Fund acknowledges that the investment strategies and risk disclosures will reflect the aggregate operations of the Fund and the subsidiary.

f.	Explain in correspondence whether the financial statements of each Subsidiary will be consolidated with those of the Fund. If not, please explain why not.

Response: The financial statements of each Subsidiary will be consolidated with those of the Fund.

g.	Confirm in correspondence that each Subsidiary and its board of directors will agree to inspection by the Staff of the Subsidiary’s books and records.

Response: The Fund so confirms.

h.	Confirm any wholly-owned Subsidiary’s management fee (including any performance fee), if any, will be included in the line item “Investment Management Fee” and the wholly-owned Subsidiary’s expenses will be included in “Other Expenses” in the Fund’s fee table.

Response: The Fund so confirms.

i.	Disclose that the Fund does not intend to create or acquire primary control of any entity that primarily engages in investment activities in securities or other assets, other than entities wholly-owned or majority-owned by the Fund.

Response: The requested disclosure has been added.

20.	Comment: The disclosure in the last sentence on page 9 states that the Fund’s “portfolio construction approach is designed to maintain a relatively high level of exposure to private assets….” In compliance with rule 35d-1, please disclose specifically that, under normal circumstances, the Fund intends to invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in private market investments. Your revised disclosure should clarify the circumstances under which investments listed on the Cover in (i) to (v) would be counted towards the Fund’s policy. Please confirm the Fund will not count unfunded commitments towards its 80% test.

Response: References to (v) programmatic investment relationships has been deleted and replaced with (v) “Other Investments”. The revised disclosure includes the investments listed on the Cover in (i) to v), which are private assets as that term is understood in the market, will be counted towards the 80% test.

The Fund respectfully acknowledges the Staff’s comment regarding unfunded commitments. The Fund believes that treating capital commitments as assets for purposes of the Fund’s 80% test is appropriate. Private equity investments are typically structured as commitments to invest in an asset (a direct investment) or a private equity fund where capital that is committed to be invested will be “called” and invested over time, rather than immediately at the time that the commitment to invest is made. Once the Fund has made a commitment to invest in an asset or private equity fund, the Fund does not have control of the timing of the capital being drawn, but it is irrevocably committed. Failure to make timely capital commitments in respect of unfunded commitments is subject to penalties, including the complete forfeiture of the Fund’s investment. Moreover, the inclusion of capital commitments in the Fund’s 80% policy is consistent with the policies of other similar funds. See Hamilton Lane Private Assets Fund (File Nos. 811-23509 and 333-266278) (“Hamilton Lane”); NB Crossroads Private Markets Access Fund LLC (File Nos. 811-23591 and 333-239934) (“NB Crossroads”). Accordingly, the Fund respectfully declines to add such disclosure.

21.	Comment: At the top of page 10, the disclosure states “Investments in private assets can follow a variety of strategies including….” Please revise this sentence to state clearly that the strategies disclosed in this paragraph are strategies of the Fund.

Response: The disclosure is not intended to define the Fund’s investment strategies described above in that section rather to illustrate the different types of strategies associated with private assets. The Fund believes the requested disclosure may create confusion as to the Fund’s strategies. The Fund respectfully declines to make the suggested change.

22.	Comment: In the second paragraph on page 10, the disclosure states “the Adviser may sell certain of the Fund’s assets on the Fund’s behalf.” Please clarify in the disclosure what this means.

Response: The Fund does not understand the comment as it appears unambiguous and appears to be standard disclosure reflecting circumstances under which the Fund may sell assets. See e.g., Hamilton Lane and NB Crossroads.

Fees and Expenses (page 11)

23.	Comment: In Administration Fee, page 12, the disclosure states “the Administrator is paid an annual fee calculated based upon the average net asset value of the Fund, subject to a minimum annual fee.” Please confirm the amount of these fees are reviewed and determined to be appropriate by the Board. Disclose the minimum annual fee.

Response: The Fund confirms that the fees of the Fund’s key service providers will be presented to the Board for review and determination as to the appropriateness of the fees.

The Fund respectfully notes that such disclosure is not required by Form N-2 and it believe this type of disclosure (service providers’ minimum fees) to be inconsistent with current industry practice and regulatory requirements. Further, in addition to the Administrator, the Fund’s other key service providers, such as the custodian, transfer agent, and distributor, each typically charge a minimum annual fee. These fees are already reflected in the expense table, and the Fund believes that disclosure of the minimum annual fees would not provide investors with useful information about the operation of the Fund. Accordingly, the Fund respectfully declines to add such disclosure.

24.	Comment: Please tell us the factual support behind the statement in footnote seven that “[h]istorically a substantial majority of the direct investments made by the Adviser and its affiliates on behalf of their clients have been made without any “acquired fees.” Please explain how the Adviser is able to invest in private funds without being assessed these fees.

Response: The disclosure referenced in the Comment has been deleted

Purchasing Shares (page 13)

25.	Comment: The disclosure in the first paragraph of this section the Fund, in its sole discretion, may accept investments below these minimums.” Please explain to us the bases on which the Fund may decide to waive these minimums and why those bases are appropriate. Please also provide us more information as to how these waivers are applied. If the Fund reserves the right to waive minimum investments below a $25,000 per investor threshold, we may have additional concerns.

Response: The minimum initial investment requirement may be reduced below the investment minimum threshold, but not below $25,000 per investor (1) for employees, officers or trustees of the Fund, the Adviser or its affiliates; and (2) by the Board based on its consideration of the investor’s overall relationship with the Adviser or selling agent, including consideration of the aggregate value of all accounts of clients of a selling agent investing in the Fund. In addition, the Board may reduce the minimum to $10,000 in special situations such as a gift to a minor child; the person making the investment will be required to have otherwise met the minimum investment minimum. These reductions in the minimums reflect a special relationship with the Fund and certain economies of scale. Please note that an investor in the Fund is required to certify that it is a “qualified client” within the meaning of Rule 205-3 under the Advisers Act and an “accredited investor” within the meaning of Rule 501 under the Securities Act.

26.	Comment: In the first paragraph of this section, the disclosure states that investors “may have shares aggregated to meet [investment] minimums.” Please specify what “shares” are referred to here (if shares of the Fund, please capitalize “Shares” and define as such). In addition, clarify the circumstances under which investors may aggregate shares and why you believe it is appropriate to do so.

Response: The change has been made to “Shares” and clarification added that aggregate Shares attributable to the broker/dealer or registered investment adviser will count towards the minimums. The practice of funds to aggregate interests/shares attributable to certain broker/dealers or registered investment advisers is common in the industry and reflects certain economies of scale. This practice and the related disclosure is substantially identical to those utilized by other similar registrants. See e.g., Constitution Capital Access Fund, LLC File Nos. 811-23787 and 333-263826)(“Constitution Capital”); Flowstone Opportunity Fund (File Nos. 811-23352 and 333-264029)(“Flowstone”); and Partners Group Private Equity (Master Fund), LLC (File Nos. 811-22241 and 333-239934)(“Partners”).

Repurchases of Shares (page 14)

27.	Comment: In the second paragraph on page 15, the disclosure states “The Fund may also elect to repurchase less than the full amount that a Shareholder requests to be repurchased.” Please describe the circumstances this may occur. Is this determination made on an individual Shareholder basis or all Shareholder repurchase requests? Please clarify. If made on an individual shareholder basis, please explain to us how the determination is consistent with section 23(c) of the Investment Company Act.

The disclosure in this paragraph further states “[i]n determining whether the Fund should offer to repurchase Shares from Shareholders…pursuant to repurchase requests, the Board may consider [a number of factors].” Again, please explain and clarify if this determination is made on an individual Shareholder basis or applied to all repurchase requests. In this regard, please confirm compliance with federal securities laws, including the so-called ‘all-holders’ rule.

Response: Disclosure has been added to clarify that (i) repurchase offers are made to all Shareholders and, if the repurchase offer is oversubscribed, all Shares tendered will be repurchased on a pro-rata basis of the Shares tendered, and (ii) the Fund may repurchase fewer Shares than tendered if the Shareholder’s account balance would fall below the minimum account balance established by the Fund. This practice applies to all Shareholders tendering Shares for repurchase. Disclosure has been added to Repurchase of Shares, Periodic Repurchases. The Fund confirms these practices comply with federal securities laws.

Section 23(c) of the Investment Company Act and the rules thereunder prohibit, among other things, tender offers made in a manner or on a basis which discriminates unfairly against any holders of the class of securities purchased. The Fund’s policy regarding minimum account balances does not single out any Shareholders. The Fund’s minimum account balance policy is disclosed in Repurchase of Shares, Periodic Repurchases; Shareholders control the amount of Shares tendered. This is a common practice that has been allowed by the Staff with other registrants. See e.g., Flowstone and Hamilton Lane.

Summary of Fund Expenses (page 17)

28.	Comment: In the narrative preceding the fee table, please disclose the amount of Fund leverage assumed in making the fee calculations.

Response: The requested disclosure has been added.

29.	Comment: The table indicates that annual expenses are presented “as a percentage of net assets attributable to Shares.” Please confirm that the expenses are expressed as a percentage of net assets only (i.e., net assets attributable to Shares does not include unfunded commitments).

Response: The Fund so confirms.

30.	Comment: Footnote 3 to the fee table describes the Investment Management Fee as a percentage of “the greater of (i) the Fund’s NAV and (ii) the Fund’s NAV less cash and cash equivalents plus the total of all commitments. Please confirm that fee table presents the Investment Management Fee expressed as a percentage of the Fund’s net assets and does not include unfunded commitments. If not, please revise to do so.

Response: The Fund’s Investment Management Fee structure has been revised; the Investment Management Fee is calculated based on the Fund’s NAV and does not include unfunded commitments.

31.	Comment: Regarding the Expense Limitation Agreement described in footnote 8, please confirm the Agreement will be in effect for at least one year following effectiveness of the registration statement.

Response: The Adviser so confirms.

32.	Comment: Please include, if applicable, as a specific line item entitled Transaction Expenses to indicate the amount of any fees to be charged to investors in connection with the repurchase of their Shares by the Fund.

Response: The Fund respectfully notes that such fees are noted under the caption Shareholder Fees. The Fund believes that adding a specific line item would be unnecessarily duplicative and a source of confusion. The Fund respectfully declines to add the line item.

33.	Comment: Please include a section regarding the financial highlights (i.e., that the Fund is newly organized, does not have any financial history as of the date of this prospectus, will be available in the Fund's annual, semiannual reports, etc.).

Response: The section has been added.

Use of Proceeds (page 19)

34.	Comment: Please explain or remove the reference to “placement fees” from the first paragraph.

Response: The reference to “placement fees” has been deleted and replaced with “Sales Load”.

35.	Comment: Please disclose the approximate amount of offering proceeds intended to be used for each principal purpose described in this section. Please also disclose how long it is expected to take to fully invest net proceeds in accordance with the Fund’s investment objectives and policies. See Form N-2, Item 7.2

Response: The disclosure states that the proceeds “will be invested by the Fund in accordance with the Fund’s investment objective and strategies . . .” The Fund respectfully submits that it employs an opportunistic investment strategy and does not target a particular allocation to any strategy or principal purpose at any given time. Accordingly, no change to the disclosure has been made.

The requested disclosure regarding the length of time for the Fund to be fully invested has been added.

Investment Objective and Strategies (page 20)

36.	Comment: In Investment Objective, the disclosure states “The investment objective of the Fund…may be changed by the Board without the vote of a majority…of the Fund’s outstanding Shares. Will the Fund provide shareholders notice of a change in its investment objective? If so, please disclose so here.

Response: Disclosure that Shareholders will receive at least 60 days’ notice of a change in the investment objective of the Fund has been added.

37.	Comment: Consider the need to define terms in the second paragraph of Investment Strategies, as these terms were previously defined in the Summary.

Response: The Fund believes that defining terms in the body of the prospectus facilitates comprehension of the Prospectus.

38.	Comment: In the fourth paragraph on page 21, the disclosure states “In Primary Investment Funds, the Fund purchases stakes in private asset funds.” “Primary Investment Fund” is not defined in the registration statement. Please explain what these are and define this term as appropriate.

Response: The term “Primary Investment Fund” has been replaced with “Portfolio Fund” which is defined earlier.

39.	Comment: At the bottom of page 21, the disclosure references “carried interest”. Please explain what carried interest is.

Response: An explanation has been added.

40.	Comment: On page 22, in the second paragraph, please disclose there is no guarantee that the exemptive application described here will be granted. Please provide similar disclosure in Transactions with Affiliates on page 36.

Response: The requested disclosure has been added to both sections.

41.	Comment: In this section, please disclose 1) the Fund’s investment in liquid assets and the nature of those assets, 2) that the Fund may invest in other countries, including emerging markets and 3) the credit quality of the Fund’s debt investments (in doing so, please note that high yield debt is otherwise known as “junk”).

Response: The requested disclosure has been added to Private Markets Investment Types.

General Risks (page 27)

42.	Comment: On page 28, in Closed-End Fund; Liquidity Limited to Periodic Repurchases of Shares, regarding Discount Repurchase Offers, please explain here, or in Repurchase of Shares on page 61, how the Fund may offer to repurchase Shares at a discount to its NAV (the legal requirements) and the circumstances under which the Fund might do this.

Response: Disclosure has been added. The disclosure is substantially similar to disclosure utilized by other similar registrants. See Constitution Capital and Flowstone.

Investment Related Risks (page 37)

43.	Comment: On page 39, in Concentration of Investments, in addition to the Fund being subject to the asset diversification requirements applicable to RICs, please disclose that the Fund’s concentration policy, described on page 87, also restricts its investment in Portfolio Funds. Consider also noting the risks disclosed in this section arise as a result of the Fund being characterized as non-diversified under the Investment Company Act.

Response: Disclosure of restriction on investments in Portfolio Funds has been added as well as the risks associated with characterization as a non-diversified fund.

44.	Comment: On page 44, in Risks Relating to Accounting, Auditing and Financial Reporting, etc., please describe to us in correspondence the due diligence processes and procedures the Adviser plans to institute regarding the concerns outlined in this paragraph and those, if any, the Fund plans to implement.

Response: The due diligence processes and procedures the Adviser plans to institute regarding the auditing concerns outlined will include the following: (i) develop a risk management framework to identify potential risks and develop strategies to mitigate them; (ii) consult with experts (e.g., accounting and law firms) as necessary to understand the financial reporting standards, auditing requirements, and other regulatory frameworks to identify key areas of differences with U.S. GAAP accounting; (iii) retain experts to attempt to reconcile reported financial results to U.S. GAAP standards; and (iv) retain experts to assess the quality of earnings. These processes and procedures will be submitted to the Board and Fund counsel for review and approval.

Limits of Risk Disclosures (page 49)

45.	Comment: Please remove the first paragraph or otherwise revise your disclosure to avoid the implication that your disclosure may be materially incomplete (e.g., “not intended to be, a complete enumeration or explanation of the risks involved …”).

Response: The Fund believes that all of the principal risks of investing in the Fund are currently disclosed in the Prospectus. The Fund notes that the last sentence of the above-referenced paragraph states: “In addition, as the Fund’s investment program or market conditions change or develop over time, an investment in the Fund may be subject to risk factors not currently contemplated or described in this Prospectus.” The Fund respectfully submits that this disclosure is accurate and identifies a legitimate limitation on the risk disclosure currently set forth in the registration statement, consistent with the title of the section in which it is found. By way of example, prior to the COVID-19 pandemic, many registrants across the industry had not contemplated adding any meaningful disclosure relating to pandemics or mass public health events in their registration statements. For these reasons, the Fund respectfully declines to make the requested change.

Management of the Fund (page 50)

46.	Comment: Please reconcile the statement that the Adviser was organized in 2010 to Mr. Knitt’s biography that states he joined the Adviser in 2003.

Response: The underlined disclosure “Prior to joining an affiliate of the Adviser in 2003, . . .” has been added.

Investment Management Fee (page 51)

47.	Comment: Please provide the disclosure required in Form N-2, Item 9.1.b.(4).

Response: The requested disclosure has been added.

48.	Comment: The manner in which your Advisory Agreement defines net asset value appears to include borrowing for investment purposes. As borrowing for investment purposes may significantly increase the Adviser’s fee, please ensure your disclosure is appropriately qualified throughout where you reference your advisory fee being based on NAV.

Response: Disclosure has been added regarding the calculation of the Investment Management Fee has been added to Fees and Expenses, footnote 3 Summary of Fund Expenses, Management Related Risks and Investment Management Fee.

Incentive Fee and Investment Management Fee

49.	Comment: Tell us in correspondence the policies, procedures, and other controls you have in place to monitor the measurement and implications of using unfunded commitments as part of the advisory fee calculation.

Response: The revision to the Investment Management Fee no longer includes a component of the fee based upon unfunded commitments.

Dividends and Distributions (page 59)

50.	Comment: The disclosure in the first paragraph of this section states “The Fund may finance its cash distributions to Shareholders from any sources of funds available to the Fund, including offering proceeds….” Please confirm to us the Board has approved the use of offering proceeds for this purpose.

Response: The Board of Trustees has not yet been fully constituted. Such use of offering proceeds will be submitted to the Board at the Fund’s organization meeting.

Procedures for Repurchase of Shares (page 62)

51.	Comment: Please revise the repurchase offer procedures to specify that the Fund will make full cash payment of all consideration offered in any repurchase offer no later than 65 days after the Expiration Date, except a 5% annual audit holdback may be made in cash no later than 5 business days after completion of the annual audit.

The staff is unclear as to the purpose of crediting each tendering Shareholder’s with a non-interest bearing and non-transferable promissory note.

In the penultimate paragraph on page 64, we note the disclosure stating “In the event that any such charges are allocated to the Fund, and subject to applicable law, the Fund may allocate such charges to the Shareholders whose repurchase tenders resulted in the repurchase of a portion of the Shares that resulted in such charges.” This is inconsistent with Rule 13e-4(f)(8)(ii), which requires that the consideration paid to any Shareholder be the same as that paid to any other Shareholder. Please revise the disclosure accordingly.

Response: The Fund has removed references to the “Promissory Note” and revised its disclosure to indicate that the Initial Payment will be made on or before the 65th day after the Expiration Date, other than the 5% annual audit holdback, which will be paid in full in cash no later than 5 business days following completion of the annual audit.

The Fund respectfully acknowledges the Staff’s comment. However, the Fund believes that the policy of allocating charges as described is consistent with the requirements of Rule 13e-4(f)(8)(ii). These charges may be allocated pro-rata to all Shareholders whose Shares have been repurchased with the result that the consideration paid is the same on a per Share basis as any other Shareholder whose tendered Shares were repurchased. The disclosure is substantially identical to disclosures utilized by other similar registrants. See e.g., Constitution Capital, Flowstone, Hamilton Lane, and Partners.

Certain Tax Considerations (page 68)

52.	Comment: In Taxation as a RIC, please disclose the effect that Share repurchases might have on the ability of the Fund to qualify as a RIC under federal tax law in the event that Share repurchases are funded with proceeds from the liquidation of portfolio securities.

Response: The requested disclosure has been added at the end of Failure to Qualify as a RIC.

53.	Comment: In the last paragraph on page 71, in Fund Investments, the disclosure indicates the Fund may invest in securities issued at a discount or providing for deferred interest or paid-in-kind interest. Please inform us of the extent of the Fund’s investments in these types of securities. We may have further comments.

Response: The Fund anticipates that securities issued at a discount or providing for deferred interest or paid-in-kind interest will each represent less than 5%, and in the aggregate less than 10% of the Fund’s total assets.

Description of Shares (page 78)

54.	Comment: Please enhance your disclosure to address the material terms of the securities being offered (e.g., voting and distribution rights).

Response: Disclosure has been added as suggested.

Statement of Additional Information

55.	Comment: On page 87, in the Fund’s fundamental policy on concentration, please delete the sentence “This investment restriction does not apply to investments by the Fund in Portfolio Funds (or in another comparable investment pool).”

Response: The requested change has been made.

Exhibit Index

56.	Comment: Please file the Fund’s governing documents as Exhibits. Upon our review, we may have further comments.

Response: The Fund notes that the Trust’s Agreement and Declaration of Trust and By-Laws were filed as Exhibits (a)(1) and (a)(2), respectively, to Item 25 of Form N-2 filed on February 1, 2023. There are no other governing documents.

Signatures

57.	Comment: Please ensure that subsequent amendments include all of the signatures required by Section 6(a) of the Securities Act.

Response: The Fund confirms that after the Board of Trustees has been fully constituted and the principal accounting officer appointed by the Board of Trustees any pre-effective amendment to the registration statement will be signed by a majority of the Trustees and the principal accounting officer.

Sincerely,

/x/ Garrett Fitzgerald

Garrett Fitzgerald

cc:	Jeremy I. Senderowicz, Vedder Price, P.C.
Jay Williamson, Securities and Exchange Commission
Mindy Rotter, Securities and Exchange Commission